Footnote 1 to Table II of Form 4 filed by Wendell H. Murphy, Jr. on February 15, 2005

(1)     The Reporting Person owns the Class A limited liability company interests of DM Legacy LLC ("DM LLC"), which provide the Reporting Person with voting and dispositive power over and a 1% pecuniary interest in the shares of
Smithfield Foods Inc. common stock ("Common  Shares") owned by DM LLC. The
Reporting Person disclaims beneficial ownership of the shares of Common Stock held by DM LLC except to the extent of the Reporting Person's 1% pecuniary interest.  On February 11, 2005, DM LLC entered into a prepaid variable forward contract ("Contract") with an unaffiliated third party buyer ("Buyer") pursuant to a Master Agreement dated February 11, 2005. The Contract obligates DM LLC to deliver to the Buyer up to 324,870 Common Shares (or an equivalent amount of cash, if elected by him) on the Maturity Date of the Contract (i.e., August 13,
2012, or an earlier date if the parties agree to terminate the Contract early).
In exchange for assuming this obligation, DM LLC received a cash payment of
$7,222,652.52 as of the date of entering into the Contract.  DM LLC pledged
324,870 Common Shares (the "Pledged  Shares") to secure its obligations under the Master Agreement, and retained voting rights in the Pledged Shares during the period of the pledge.  DM LLC will pay to Buyer all dividends received on the Pledged Shares during the term of transaction.  The number of shares to be delivered to the Buyer on the Maturity Date is to be  determined  as  follows, on the basis of prices of the Common Shares that are subject to adjustment for events specified in the Master Agreement:

o        If the price per share of the Common Shares on the Maturity Date is less than or equal to $30.9644 (i.e., the "Initial Share Price," which is the price on the date of entering into the Contract),  DM LLC will deliver to the Buyer the entire amount of Pledged Shares;

o        If the price per share of the Common Shares on the Maturity Date is between the Floor Price and $55.7359 (the "Cap Price"), DM LLC will deliver to the Buyer a number of shares determined by multiplying the
         Pledged Shares by the Floor Price, and dividing the resulting number by the price of the Common Shares on the Maturity Date;

o        If the price per share of the Common Shares on the Maturity Date is greater than the Cap Price, DM LLC would deliver to the Buyer a number of shares determined by reference to a formula specified in the contract that would result in DM LLC being obligated to deliver fewer than the number of Pledged Shares.